Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Southern National Bancorp of Virginia, Inc.:

We consent to the use of our reports dated March 5, 2013, with respect to the consolidated balance sheets of Southern National Bancorp of Virginia, Inc., and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, incorporated herein by reference in the registration statement on Form S-8.

/s/ KPMG LLP

McLean, Virginia
July 1, 2013